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February 11, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re:	Agilysys, Inc.
Amendment No. 2 to Schedule 14A
Filed by Ramius Value and Opportunity Master Fund Ltd, et al
Filed February , 2008
File No. 000-05734

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated February 6, 2009 from the Staff (the “Comment Letters”) with regard to the above-referenced matter.  We have reviewed the Comment Letters with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

Background to the Solicitation

1.	We note your response to comment two in our letter dated February 4, 2009. Please revise the background section to describe the settlement negotiations.

The disclosure has been revised in response to this comment to describe the settlement negotiations.  Please see page 9 of the proxy statement.

Proposal One: Election of Directors, page 10

2.	We note your response to comment one in our letter dated December 18, 2008. Please revise to clarify that the supplemental proxy materials will include a revised proxy card.

The disclosure has been revised in response to this comment to clarify that the supplemental proxy materials will include a revised proxy card.  Please see page 12 of the proxy statement.

February 11, 2009

Voting and Proxy Procedures, pages 13

3.
Please advise us of your legal analysis for using discretionary authority to cumulate votes.  Refer to Rule 14a-4(c) and Rule 14a-4(d)(4).  In the alternative, please revise the form of proxy to include a proposal that if approved, will provide the proxy holders with the authority to cumulate votes and disclose in the proxy statement the vote required to approve the proposal.

We acknowledge the Staff’s comment.  Supplementally, we provide the Staff with the following legal analysis for using discretionary authority to cumulate votes.  Pursuant to Chapter 1701, Section 55 of the General Corporation Law of the State of Ohio, the state of the Company’s incorporation, unless the Company’s articles of incorporation provide otherwise, “…each shareholder has the right to vote cumulatively [in the election of directors] if notice in writing is given by any shareholder…not less than forty-eight hours before the time fixed for holding a meeting of the shareholders for the purpose of electing directors.”  Accordingly, the Ramius Group has disclosed that it intends to provide notice to the Company regarding its desire to provide shareholders with the ability to cumulate their votes in the election of directors at the Annual Meeting.

Further, the Ramius Group has chosen to permit shareholders to grant discretionary authority to the proxy holders to cumulate votes in the election of directors pursuant to Rule 14a-4(b)(1) of the Exchange Act.  Rule 14a-4(b)(1) states, in part, that “[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder, provided that the form of proxy states in boldface type how it is intended to vote the shares represented by the proxy in each case.”  (See also SEC Release No. 34-16356, which states “[a]s proposed, Rule 14a-4(b)(2) provided that, if security holders have cumulative voting rights, the form of proxy may provide a means for the security holder to grant discretionary authority to have ones shares cumulated and voted for any nominees other than nominees the security holder has voted against. This part of rule 14a-4(b)(2) has been eliminated. As the commentators correctly pointed out, this aspect of the rule was permissive in nature, and issuers presently can provide for such authority on the form of proxy if they desire to do so.”).  Please see the proxy card, which states, in part, that “unless directed otherwise, this Proxy shall grant discretionary authority to the herein named attorneys and proxies or their substitutes to vote cumulatively and to allocate votes among the nominees named in Proposal No. 1. below.”

Finally, we note that Item 9 of Section N of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations exempts such language from being printed in bold-face type on the proxy card, provided there is appropriate disclosure of cumulative voting in the proxy statement.  The Ramius Group has included appropriate disclosure of cumulative voting in the proxy statement.  See page 13 of the proxy statement.

February 11, 2009

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:	Jeffrey C. Smith
Owen Littman